SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934*


                              BANDAG, INCORPORATED
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    059815308
                                 (CUSIP Number)



   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 059815308

     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Donald A. Yacktman
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [x]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                     5  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        88,900 (see footnote 1)
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        840,300 (see footnote 1)

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         840,300


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.64% (see footnote 2)


    12   TYPE OF REPORTING PERSON

         IN


         1 Represents shares beneficially owned by Yacktman Asset Management Co.; the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

         2 Based upon an aggregate of 11,003,644 shares outstanding at September 30, 1997.

   CUSIP No. 059815308


     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         The Yacktman Funds, Inc. - 36-3831621
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [X]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland


                     5  SOLE VOTING POWER
      NUMBER OF
                        734,700
        SHARES

                     6  SHARED VOTING POWER
     BENEFICIALLY

                        -0-
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        -0-


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         734,700

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.68% (see footnote 1)


    12   TYPE OF REPORTING PERSON

         IV


         1 Based upon an aggregate of 11,003,644 shares outstanding at September 30, 1997.

   CUSIP No. 059815308

     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Yacktman Asset Management Co. - 36-3780592

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [X ]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
                     5  SOLE VOTING POWER
      NUMBER OF
                        88,900
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        840,300
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         840,300


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.64% (see footnote 1)


    12   TYPE OF REPORTING PERSON

         IA


         1 Based upon an aggregate of 11,003,644 shares outstanding at September 30, 1997.

   Item 1(a).     Name of Issuer:

   Bandag, Incorporated


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   2905 N. Highway 61
   Muscatine, Iowa  52761-5886


   Item 2(a).     Name of Person Filing:

   The filers of this Schedule 13G are:  (i) Donald A. Yacktman ("Yacktman");
   (ii) The Yacktman Funds, Inc. ("The Yacktman Funds"), an investment company registered under the Investment Company Act of 1940; and (iii) Yacktman Asset Management Co. ("Yacktman Asset Management"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management. Attached as Exhibit 1 hereto is an agreement among Yacktman, The Yacktman Funds and Yacktman Asset Management that this
   Schedule 13G is filed on behalf of each of them.


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   (for each of Yacktman, The Yacktman Funds and Yacktman Asset Management)

   303 West Madison Street
   Suite 1925
   Chicago, Illinois  60606


   Item 2(c).     Citizenship:

   Yacktman is a United States citizen.
   The Yacktman Funds is a Maryland corporation.
   Yacktman Asset Management is an Illinois corporation.


   Item 2(d).     Title of Class or Securities:

   Class A Common Stock


   Item 2(e).     CUSIP Number:

   059815308


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        [  ] Broker or Dealer registered under Section 15 of the Act
        [  ] Bank as defined in Section 3(a)(6) of the Act
        [  ] Insurance Company as defined in Section 3(a)(19) of the Act
        [X] Investment Company registered under Section 8 of the Investment Company Act (as to The Yacktman Funds)
        [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 (as to Yacktman Asset Management)
        [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
        [X]  Parent Holding Company (as to Yacktman)
        [  ] Group
        [  ] N/A

   Item 4.   Ownership.

             Donald A. Yacktman

             (a)  Amount Beneficially Owned:  840,300
             (b)  Percent of Class:  7.64%
             (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:  -0-
                  (ii) shared power to vote or to direct the vote:  88,900
                  (iii) sole power to dispose or to direct the
                       disposition of:  -0-
                  (iv) shared power to dispose or to direct the
                       disposition of:  840,300

             The Yacktman Funds, Inc.

             (a)  Amount Beneficially Owned:  734,700
             (b)  Percent of Class:  6.68%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:  734,700
                  (ii)  shared power to vote or to direct the vote:  -0-
                  (iii) sole power to dispose or to direct the
                        disposition of:  -0-
                  (iv) shared power to dispose or to direct the disposition of: -0-

             Yacktman Asset Management Co.

             (a)  Amount Beneficially Owned:  840,300
             (b)  Percent of Class:  7.64%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:  88,900
                  (ii)  shared power to vote or to direct the vote:  -0-
                  (iii) sole power to dispose or to direct the
                        disposition of:  840,300
                  (iv) shared power to dispose or to direct the disposition of: -0-


   Item 5.   Ownership of Five Percent or Less of a Class.

             N/A


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             All securities reported on this Schedule are owned by investment advisory clients of Yacktman Asset Management Co. To its knowledge, only one such client, The Yacktman Funds, Inc., a registered investment company, owns in excess of 5.0% of the shares of Class A Common Stock.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             N/A


   Item 8.   Identification and Classification of Members of the Group.

             N/A


   Item 9.   Notice of Dissolution of Group.

             N/A


   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 5, 1998
   Date



   /s/ Donald A. Yacktman
   Donald A. Yacktman

   THE YACKTMAN FUNDS, INC.


   By:  /s/ Donald A. Yacktman
        Donald A. Yacktman
        President



   YACKTMAN ASSET MANAGEMENT CO.


   By:  /s/ Donald A. Yacktman
        Donald A. Yacktman
        President